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                                                                      EXHIBIT 49
                          UNITED STATES DISTRICT COURT
                           SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION


SERVICE CORPORATION,                      (S)
INTERNATIONAL,                            (S)
                                          (S)
                Plaintiff,                (S)
                                          (S)   CIVIL ACTION NO. H-96-3269
v.                                        (S)
                                          (S)
THE LOEWEN GROUP INC.,                    (S)
LOEWEN GROUP, INC., AND                   (S)
LOEWEN GROUP INTERNATIONAL,               (S)
INC.,                                     (S)
                                          (S)
                Defendants.               (S)


                              MEMORANDUM OPINION
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          Pending before the Court are Defendants' Motion to Dismiss (Docket
#4), and Plaintiff's Motion for Preliminary Injunction (Docket #10). After considering the motions, responses, replies, hearing transcripts, and the applicable law, the Court is of the opinion that Defendants' Motion to Dismiss should be GRANTED and Plaintiff's Motion for Preliminary Injunction should be DENIED, as set forth herein.

                                 I.  BACKGROUND

          This case arises out of Service Corporation International's ("SCI") attempts to take over The Loewen Group ("Loewen"). After Loewen's board of directors rejected SCI's proposal of a stock swap merger, Loewen allegedly began making public comments that suggested the combination would violate the antitrust laws and invite FTC scrutiny. On October 1, 1996, SCI's board approved a tender offer for all outstanding Loewen stock and
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on the same day filed this action in the Southern District of Texas seeking, inter alia, a declaration that Loewen has no standing under the antitrust laws to institute an action to block or impede SCI's attempted takeover./1/ Thereafter, on October 10, 1996, Loewen filed an antitrust action in the Eastern District of New York to enjoin SCI's attempted takeover.

          The parties filed motions to dismiss in each court; Loewen in this Court, and SCI in New York. After a hearing, the New York court refused to dismiss or stay the suit filed in its court, so SCI moved this court to enjoin Loewen from pursuing the New York action based on the first-to-file doctrine. Loewen, in turn, vigorously opposes SCI's request for an injunction and urges the Court to grant its motion to dismiss.

                                II.  DISCUSSION

          This controversy requires the Court to apply the first-to-file rule, which dictates that "[I]n the absence of compelling circumstances, the Court initially seized of a controversy should be the one to decide whether it will try the case." Dillard v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 961 F.2d 1148, 1161 n.28 (5th Cir. 1992); Mann Mfg., Inc. v. Hortex, Inc., 439 F.2d 403,
407 (5th Cir. 1971). The first-to-file rule is applicable when there are two pending actions involving substantially similar issues or are so duplicative that one court should decide both controversies. California Security Co-op, Inc. v. Multimedia

------------------
     /1/SCI's initial Complaint includes the declaratory judgment claim, and a claim for tortious interference with prospective business relations. On October 3, 1996, SCI Amended its complaint to add a claim under (S) 14(e) of the Securities Exchange Act.


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Cablevision, Inc., 897 F. Supp. 316, 317 (E.D. Tex. 1995) (citing Texas
Instruments Inc. v. Micron Semiconductor, Inc., 815 F. Supp. 994, 997 (E.D. Tex.
1993)); see Mann Mfg., 439 F.2d at 407 (first-to-file rule applies when there is a substantial likelihood of overlap). When the first-to-file rule applies, the first-filed court decides which case should proceed. West Gulf Maritime Ass'n
v. ILA DeepSea Local 24, 751 F.2d 721, 729 (5th Cir. 1985); Mann Mfg., 439 F.2d at 408; Texas Instruments, 815 F.2d at 997.

          This case and the New York case involve substantially similar issues such that the first-to-file rule should apply. The New York case involves the claim that SCI's takeover of Loewen would violate the antitrust laws. The case in this Court involves claims that Loewen does not have standing to bring an antitrust suit to enjoin SCI's takeover, and that Loewen's public suggestions that the takeover would violate the antitrust laws were illegal. Clearly these are substantially similar and related lawsuits which should, if possible, be consolidated. The question, then, is which forum should proceed with the case.

          As the first-filed forum, this Court has the responsibility of determining which action will proceed. Although the rule is that the first-filed court should adjudicate the matter, this Court can defer to the later-filed court when "compelling circumstances" are present. West Gulf, 751 F.2d at 729; Mann Mfg., 439 F.2d at 407; California Security Co-op, 897 F. Supp. at 318. One such compelling circumstance is when the suit was brought in one forum in anticipation of the opposing party bringing suit in another, less favorable forum. See California


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Security Co-op, 897 F. Supp. at 319 (recognizing exception to first-to-file rule when first suit brought in anticipation of the second); 909 Corp. v. Village of Bolingbrook Police Pension Fund, 741 F. Supp. 1290, 1292-93 (S.D. Tex. 1990) (recognizing policy against anticipatory suits brought to choose the forum);
EEOC v. University of Pennsylvania, 850 F.2d 969, 976 (3d Cir. 1988) (noting that "courts have rejected the [first-to-file] rule . . . when the first-filing party instituted suit in one forum in anticipation of the opposing party's imminent suit in another, less favorable, forum."). See also BASF Corp. v. Symington, 50 F.3d 555, 558 (8th Cir. 1995) (noting that "a suit for a declaratory judgment aimed solely at wrestling the choice of forum from the `natural' plaintiff will normally be dismissed") (quoting Allendale Mut. Ins.
Co. v. Bull Data Systems, Inc., 10 F.3d 425, 431 (7th Cir. 1993)).

          After considering the allegations of the parties in the two lawsuits and the circumstances under which they were brought, this Court finds that SCI's suit in this Court was filed in anticipation of Loewen filing its antitrust suit in New York. SCI argues that it had no way to know with certainty that Loewen would file an antitrust suit, but the facts belie the conclusion that its suit was not anticipatory. The relief sought by SCI in its declaratory judgment claim is anticipatory by nature. SCI does not seek a declaration that the takeover of Loewen would not violate the antitrust laws -- it seeks a declaration that "the Loewen Defendants lack standing to institute, and accordingly may not institute, any action seeking to block or impede any SCI exchange

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offer for Loewen stock under any theory of federal antitrust law."  First
Amended Complaint at 16. To seek a declaration that an opposing party may not bring a lawsuit is to anticipate that it will. Indeed, if it did not anticipate a lawsuit, its declaratory claim would lack the immediacy required for the controversy to be justiciable. Cf., Rowan Companies, Inc. v. Griffin, 876 F.2d 26, 28 (5th Cir. 1989) ("A controversy, to be justiciable, must be such that it can presently be litigated and decided and not hypothetical, conjectural, conditional or based upon the possibility of a factual situation that may never develop."); National Basketball Ass'n v. SDC Basketball Club, Inc., 815 F.2d 562, 566 (9th Cir. 1987) (holding that a potential antitrust defendant has standing to bring suit for a declaration of non-liability once there is a "real and reasonable apprehension" of actions that will create the controversy).
Thus, either SCI's declaratory judgment claim is anticipatory, or it is nonjusticiable.

          In addition, the circumstances of this case indicate that SCI sought to preempt Loewen's impeding lawsuit in order to have the choice of forum. SCI filed this lawsuit on the very same day that its board decided to make a tender offer for Loewen's stock, and before the tender offer was made public or even made known to Loewen's principals. This give it an unfair advantage in the "race to the courthouse" because Loewen, for purposes of its antitrust suit, had nothing yet of which to complain./2/ And the race to the

-----------------------
     /2/ A tender offer is "a public made invitation addressed to all shareholders of a corporation to tender their shares for sale
                                                                  (continued...)

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courthouse was important to the parties in this action because the Second
Circuit, which is where Loewen brought its antitrust suit, is the only circuit that currently permits the target of a takeover to bring suit to enjoin the takeover on antitrust grounds./3/ The Court is sympathetic to SCI's situation: the Second Circuit's minority position on antitrust standing encourages forum shopping by target companies seeking to block hostile takeovers. However, this does not change the facts or the Court's analysis.

          SCI seems to argue that even if its suit was anticipatory, this Court may not discard the first-to-file rule unless the lawsuit was brought in Texas solely for the purpose of forum shopping. That is, it appears to argue that the presence of

---------------------
/2/( . . . continued)
at a specified price." M. LIPTON & E.H. STEINBERGER, TAKEOVERS & FREEZEOUTS (S)
2.02 (1991). Until such a tender offer is commenced, the parties have no standing to complain of actions preventing the tender offer, or of the tender offer itself. See, e.g., Armstrong World Indus. Inc. v. Adams, 961 F.2d 405, 414 (3d Cir. 1992); Moore Corp. Ltd. v. Wallace Computer Svcs., Inc., 898 F. Supp. 1089, 1095 (D. Del. 1995). In this case, until SCI informed Loewen of its intentions of making a tender offer, or until SCI made a "public made invitation addressed to all shareholders," they lacked constitutional standing to bring suit to enjoin the tender offer.

     /3/ See Consolidated Gold Fields PLC v. Minorco, S.A., 871 F.2d 252, 257-60 (2d Cir.), cert. dismissed, 492 U.S. 939, 110 S. Ct. 29, 106 L.Ed.2d 639
(1989). Most other circuits that have addressed the issue, including the Fifth Circuit, have held that the target of a takeover lacks antitrust standing. See Anago, Inc. v. Tecnol Medical Prods., Inc., 976 F.2d 248, 250 (5th Cir. 1992), cert. dismissed, 510 U.S. 985, 114 S. Ct. 491, 126 L.Ed.2d 441 (1993); McDonald
v. Johnson & Johnson, 722 F.2d 1370, 1375 (8th Cir. 1983), cert. denied, 469 U.S. 870, 105 S. Ct. 219, 83 L.Ed.2d 149 (1984); Central Nat'l Bank v. Rainbolt, 720 F.2d 1183, 1186 (10th Cir. 1983); Chrysler Corp. v. Fedders Corp., 643 F.2d 1229, 1235 (6th Cir.), cert. denied, 454 U.S. 893, 102 S. Ct. 388, 70 L.Ed.2d
207 (1981); A.D.M. Corp. v. Sigma Instruments, Inc., 628 F.2d 753, 754 (1st Cir.
1980). See also BNS Inc. v. Koppers Co., Inc., 848 F.2d 945, 954 (9th Cir. 1988) (Beezer, J., dissenting).
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any legitimate reasons for its choice of forum defeats, as a matter of law, a claim of "compelling circumstances." In support of this argument, SCI cites Mattel, Inc. v. Louis Marx & Co., 353 F.2d 421, 424 n.4 (2d Cir. 1965), cert. dismissed, 384 U.S. 948, 86 S. Ct. 1475, 16 L.Ed.2d 546 (1966), Rayco Mfg. Co.
v. Chicopee Mfg. Co., 148 F. Supp. 588, 593-94 (S.D.N.Y. 1957), and Fisher & Porter Co. v. Moorco Int'l Inc., 869 F. Supp. 323, 325 (E.D. Pa. 1994). All of these cases, in addition to being from other jurisdictions, are distinguishable. In Mattel, the court merely listed filing suit solely for forum shopping as one reason courts have discarded the first-to-file rule. In Rayco, the case cited by Mattel, the court simply decided to discard the first-to-file rule because forum shopping was the sole reason for the first-filed suit. And in Fisher & Porter, the court just listed filing suit solely for forum shopping as one reason to discard the first-to-file rule. Notably, that court also recognized filing an anticipatory suit to avoid the effect of another jurisdiction's law as another reason to discard the first-to-file rule. Fisher & Porter, 869 F. Supp. at 325. Thus, none of the cases cited by SCI support the proposition that forum shopping must be the sole reason for the first suit in order to set aside the first-to-file rule.

          If this case were merely a declaratory judgment action, this Court would be compelled to dismiss it. As discussed supra, SCI's declaratory judgment claim was clearly brought in anticipation of Loewen's antitrust suit, and such actions should generally be dismissed by the district court. See Rowan Companies, 876 F.2d at 29; BASF Corp., 50 F.3d at 558-59; Allendale, 10 F.3d

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at 431; 909 Corp., 741 F. Supp. at 1292.  The only remaining question, then, is whether there are compelling circumstances to dismiss the entire action in favor of the case in New York.

          The Court finds compelling circumstances to allow the later-filed New York action to proceed with the entire controversy. First, the heart of this action is the declaratory judgment claim, which was improperly brought and must be dismissed. The remaining claims -- tortious interference with prospective business relations, and violations of (S) 14(e) of the Securities Exchange Act -- are intimately connected to Loewen's antitrust claims. These claims could be fully and adequately adjudicated as counterclaims to Loewen's antitrust suit in New York, and in the interest of comity, the orderly administration of justice, and the avoidance of piecemeal litigation, this Court finds compelling reasons to dismiss the claims so that they can all proceed in the same judicial proceeding.

                                III.  CONCLUSION

          In light of the foregoing, the Court finds compelling reasons to disregard the first-to-file rule. It is therefore ORDERED that Defendants' Motion to Dismiss (Docket #4) is GRANTED, and Plaintiff's Motion for Preliminary Injunction (Docket #10) is DENIED. Plaintiff's declaratory judgment claim is dismissed, and Plaintiff's tortious interference and (S) 14(e) claims are dismissed subject to the New York court permitting them to be asserted as counterclaims in that action.

          The clerk shall enter this Order and provide a true copy to all parties.

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          Signed this 27th day of November, 1996.
                      ----        --------



                                                  /s/ John D. Rainey
                                                  ----------------------------
                                                         JOHN D. RAINEY
                                                  UNITED STATES DISTRICT JUDGE

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